

GUESS

BY MARCIANO

2001 ANNUAL REPORT



GUESS

BY MARCIANO

WHAT THEY WANT





WE KNOW THE CUSTOMER

Young. Female. Fashion forward. Brand conscious. Loves to shop. Urban. Diverse. Likes to have fun. Edgy. Adventurous. Social. Enjoys hip-hop/rap and pop music. Watches movies. Goes to clubs. Daring. Outgoing. Hot. Denim driven. Energetic. Adventurous. Playful. Confident. Sassy. Spontaneous. Flirty. Sporty. Sophisticated. Sexy. Clean. Body conscious. Fashionable. Unique. Different.

THE CUSTOMER KNOWS GUESS

Denim. Sexy. Cool. Young. Very hot. Women. Men. Kids. GUESS? Collection. Accessories. Quality fabrics. Pretty colors. Trend-setting styles. Sexy advertising. Well-designed. High quality. Cool looks. Focused on the young and adventurous. A brand name you can trust. A fun place to shop. Modern. A good fit. Fashionable. Unique. Different.




















Maurice Marciano


Paul Marciano

LETTER TO OUR SHAREHOLDERS

2001 was a challenging year for GUESS?; however, it was a year of substantial progress for our company. We took significant steps to assure the strength and efficiency of our organization and to position the company and the GUESS? brand for profitable and sustainable growth. The enduring power of the GUESS? brand remains key to our future, and we have an increasingly attractive business model and capital structure to support our expansion plans.

OPERATING RESULTS

The difficult conditions that our industry faced in 2001 have been well reported, and, like many of our peers, we experienced the negative impact of these conditions on our financial results. For fiscal year 2001, GUESS? reported net earnings, before non-recurring charges, of $9.4 million, or $0.21 diluted EPS, compared to net earnings, before non-recurring charges, of $20.4 million, or $0.47 diluted EPS, in 2000. Including non-recurring charges recorded in both periods to restructure our business operations, net earnings in 2001 were $6.2 million, or $0.14 diluted EPS, compared to $16.5 million, or $0.38 diluted EPS in 2000.

2001 ACCOMPLISHMENTS

In spite of the fiscal challenges we faced, GUESS? accomplished a great deal in 2001. During the year, we substantially improved our balance sheet, reduced our cost structure and inventory levels, and instituted new processes to more closely gauge our performance and plan for the future. We believe that GUESS? turned an important corner this past year as evidenced by the following initiatives:

Inventory management

A major accomplishment this year was our aggressive effort to reduce inventories. We ended 2001 with inventories reduced by 33.4%, or $48.1 million.

Debt reduction

We finished the year with no borrowings under our domestic credit facility and $18.2 million in short-term investments. Our total debt was reduced by 25.4% from 2000 levels.

Cost containment

As part of our increasingly disciplined approach to spending, we worked hard to bring down SG&A expenses, which declined by 14.4% for the year, or $34 million, in spite of an increase of 9.2% in our retail square footage.

Strategic planning

During 2001, we implemented a strategic planning process aimed at making GUESS? a more integrated and focused organization. We developed valuable intelligence regarding our customers and competitors, and defined goals and objectives for improving operations and growing our company.

Product repositioning

With the insights gained from our strategic analysis, we narrowed our assortment and improved in-stock positions in our retail stores. In our women's line we focused on key volume drivers with emphasis on fashion. To meet the challenge of redirecting and growing our men's line, we brought in a new team of designers and merchandisers to inject new life into the line.

GUESS? Canada

We are particularly pleased to have finalized the acquisition of GUESS? Canada this year by purchasing the remaining 40% of the operation we did not already own. GUESS? Canada represents an excellent growth opportunity for our company.

A SOLID FOUNDATION TO BUILD ON

In reviewing what was accomplished this year, it is clear that we have positioned Guess? on a solid footing with enhanced prospects for the future. Notably, our company continues to benefit from exceptionally high brand recognition. A Women's Wear Daily survey this year asked female consumers in the U.S. to select the top 100 retail brands. Respondents ranked GUESS? at number 19, ahead of many larger competitors in our marketplace.

A PLAN FOR THE FUTURE

As we look to 2002 and beyond, we are seeing a renewed energy within our organization. Our strategic planning process has provided us with specific goals and focus to more effectively manage our business and brand for the long-term. Our key priorities are aimed at driving top line growth and increasing margins and profitability.

To drive top line growth, we are implementing a multi-faceted strategy that combines measured retail expansion, creative new merchandising and continued strong marketing. On the retail front, we are proceeding with a careful plan to open 20 to 25 new stores in 2002, even as we take steps to maximize sales within all of our stores.

We are also working to improve the company's manufacturing operations and supply chain management, including lowering the cost of producing goods and increasing our speed to market.

The GUESS? brand is now present in 38 countries around the world and we see international expansion as a cornerstone for growing our company. As part of our research this year, we identified key regions where there are opportunities to leverage our brand and we are devoting considerable resources toward exploiting these opportunities.

We have always believed that the people at GUESS? have the power to accomplish great things. As we look to build on the progress of 2001 in the future, we are confident that by continuing to work together, we have the power to grow this company to a whole new level. We have the brand, the business model, and most importantly...the people to achieve our goals. With your continued confidence and support, we are more committed than ever to making that happen and, in doing so, to increasing the value of your investment.



Maurice Marciano
Co-Chairman of the Board, and Co-Chief Executive Officer



Paul Marciano
Co-Chairman of the Board, and Co-Chief Executive Officer









FINANCIAL CONTENTS

SELECTED FINANCIAL DATA

(in thousands, except per share data)	Year Ended December 31, 2001	2000	1999	1998	1997
STATEMENT OF EARNINGS DATA:					
Net revenue	$677,620	$779,217	$599,650	$471,931	$515,372
Earnings from operations	23,829	42,468	93,776	57,046	70,646
Earnings before interest and income taxes	23,347	43,349	96,485	56,183	68,605
Income taxes	4,500	13,100	35,200	18,180	21,337
Net earnings	6,242	16,493	51,900	25,111	37,511
EARNINGS PER SHARE:					
Basic	$ 0.14	$ 0.38	$ 1.21	$ 0.59	$ 0.87
Diluted	$ 0.14	$ 0.38	$ 1.20	$ 0.59	$ 0.87
Weighted number of shares outstanding — basic	43,656	43,464	43,005	42,904	42,898
Weighted number of shares outstanding — diluted	43,958	43,819	43,366	42,919	42,902

	December 31, 2001	2000	1999	1998	1997
BALANCE SHEET DATA:					
Working capital	$ 95,263	$ 96,289	$ 97,944	$101,310	$106,670
Total assets	362,463	419,683	369,036	263,772	287,817
Notes payable and long-term debt	80,119	103,781	83,363	99,000	141,517
Net stockholders' equity	177,924	175,156	167,355	100,409	75,330

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

We derive our net revenue from the sale of GUESS? men's, women's, boys' and girls' apparel and our licensees' products through our network of retail and factory outlet stores primarily in the United States, from the sale of GUESS? men's, women's, boys' and girls' apparel worldwide to wholesale customers and distributors, from net royalties from worldwide licensing activities, from the sale of GUESS? apparel through the retail and wholesale channels of our now 100%-owned Canadian subsidiary, GUESS? Canada Corporation ("GUESS? Canada"), and from the sale of GUESS? men's, women's, boys' and girls' apparel and our licensee products through our online store at www.guess.com.

The business segments of the Company are wholesale, retail and licensing operations. Management evaluates segment performance based primarily on revenue and earnings from operations.

RESULTS OF OPERATIONS

The following table sets forth actual operating results for the 2001, 2000 and 1999 fiscal years as a percentage of net revenue:

	Year Ended December 31,		
	2001	2000	1999
Product sales	94.6%	95.2%	93.4%
Net royalties	5.4	4.8	6.6
Total net revenue	100.0	100.0	100.0
Cost of sales	66.1	63.6	55.3
Gross profit	33.9	36.4	44.7
Selling, general and administrative expenses	29.6	30.0	28.5
Severance (recovery) related to distribution facility relocation	—	(0.2)	0.5
Restructuring, impairment and severance charges	0.8	1.1	—
Earnings from operations	3.5	5.5	15.7
Gain on disposition of property and equipment	—	—	0.6
Interest, net	1.9	1.8	1.6
Other, net	0.1	(0.1)	0.2
Earnings before income taxes	1.5	3.8	14.5
Income taxes	0.6	1.7	5.9
Net earnings	0.9%	2.1%	8.6%

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

Net Revenue

Net revenue decreased $101.6 million or 13.0% to $677.6 million for the year ended December 31, 2001, from $779.2 million for the year ended December 31, 2000. The decrease was primarily attributable to the decline of wholesale revenues.

Net revenue from retail operations decreased $11.9 million, or 3.0%, to $380.6 million for the year ended December 31, 2001, from $392.5 million for the year ended December 31, 2000. A comparable stores sales decline of 13.2% for the year, or approximately $49.0 million, was offset to a large extent by sales at new stores. Sales for 2001 were negatively impacted by the highly promotional conditions and an overall difficult retail environment. In addition, a decline in customer traffic in the wake of the events of September 11, 2001, had a negative impact on sales in the early part of the fourth quarter, however, we did see an improvement in sales in the December period.

Net revenue from wholesale operations decreased $88.8 million or 25.4% to $260.1 million for the year ended December 31, 2001, from $348.9 million for the year ended December 31, 2000. Net revenue from domestic and international wholesale operations decreased, for the year ended December 31, 2001, by $85.9 million to $204.0 million and by $2.9 million to $56.1 million, respectively. Our domestic wholesale net revenue decreased as department store buyers took a very conservative approach to inventory levels in response to a difficult retail market, compounded by the events of September 11, 2001. International wholesale operations' net revenue decreased primarily as a result of decreased sales in Asia for the 2001 fiscal year.

Net royalties decreased slightly by $0.9 million, or 2.3%, to $36.9 million for the year ended December 31, 2001, from $37.8 million for the year ended December 31, 2000. The decline in net royalties is primarily due to the weakened global economic environment, particularly in the U.S., Europe, Japan and South Korea.

Gross Profit

Gross profit decreased $53.8 million or 19.0% to $229.8 million for the year ended December 31, 2001, from $283.6 million for the year ended December 31, 2000. The decrease in gross profit resulted from lower revenues and the Company's decision to clear more inventory through the wholesale off-price channels and factory stores coupled with increased retail occupancy costs.

Gross margin (gross profit as a percentage of total net revenue) decreased to 33.9% for the year ended December 31, 2001, from 36.4% for the year ended December 31, 2000. Gross margin from product sales decreased to 30.1% for the year ended December 31, 2001, from 33.2% for the year ended December 31, 2000.

The decrease in gross margin from product sales was impacted by both our retail and wholesale operations. Gross margin in our retail operations in fiscal year 2001 was negatively impacted by increased promotional markdowns to reduce excess inventory and higher occupancy costs due to the lower sales productivity of new and existing stores. Gross margins in the wholesale domestic operations were adversely impacted by lower shipments to our wholesale customers and sales to off-price channels at prices below cost. Partially offsetting the decrease in margin from product sales was the increase in royalty revenue as a percentage of total revenue which has no associated cost of sales. Royalty revenue as a percentage of total net revenue increased from 4.8% in 2000 to 5.4% in 2001.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses decreased $33.6 million, or 14.4%, to $200.5 million, or 29.6% of net revenues for the year ended December 31, 2001, from $234.1 million, or 30.0% of net revenues for the year ended December 31, 2000.

The reduction of SG&A expenses in 2001 compared to 2000 is the result of continuous cost containment initiatives that were implemented beginning in late 2000 and continuing throughout 2001, in both the retail and wholesale businesses, which were partially offset by the costs of operating 18 new stores opened during 2001. The year ended December 31, 2000, included start-up and other non-recurring pre-tax costs of $5.3 million relating to the relocation of the distribution operation to Kentucky as well as a one-time pre-tax charge of $1.3 million to revise the vacation pay policies to enhance employee benefits. Excluding these costs, SG&A expenses were $227.5 million, or 29.2% of net revenue in 2000.

Restructuring, Impairment and Severance Charges

During the year ended December 31, 2001, the Company recorded restructuring, impairment and severance charges of $5.5 million ($3.2 million after tax or $0.07 per diluted share). Based on the current real estate market following the events of September 11, 2001, the Company recorded $2.2 million in additional costs for rent paid, estimated rent to be paid and lease exit costs related to idle leased facilities identified as part of the restructuring charge recorded during the fourth quarter 2000. In addition, $1.3 million of the charges represented the write-down of the value of certain impaired assets, including fixed assets related to unprofitable stores. The remaining $2.0 million of the charge was related to severance costs for the termination of 211 employees which was part of the Company's continuing efforts to reduce costs, improve productivity, streamline its corporate structure and consolidate operations. Approximately $0.6 million of the severance remains unpaid and accrued on the balance sheet. The Company expects the remaining severance costs to be paid during 2002.

Earnings from Operations

Earnings from operations decreased $18.7 million, or 44.0%, to $23.8 million, or 3.5% of net revenue in 2001 from $42.5 million, or 5.5% of net revenue in 2000. Excluding the restructuring, impairment and severance charges of $5.5 million, earnings from operations would have been $29.3 million. Earnings from operations increased in the retail segment to $4.1 million in 2001 from $3.4 million in 2000 primarily due to improvements in Canada's retail business. Excluding the restructuring, impairment and severance charges of $3.6 million included in the retail segment, earnings from operations would have been $7.6 million. The wholesale segment reported a loss of $11.2 million in 2001 as compared to earnings from operations of $8.3 million in 2000. The decline in operating income for the wholesale segment is principally attributable to a 25.4% decrease in sales and lower margins due to increased promotional activity and losses on sales through the off-price channel. Excluding the restructuring, impairment and severance charges of $1.9 million included in the wholesale segment, the loss from operations would have been $9.3 million. Earnings from operations for the licensing operating segment increased slightly to $30.9 million in 2001, from $30.8 million in 2000.

Interest Expense, Net

Interest expense, net, decreased $1.2 million or 8.7% to $12.6 million for the year ended December 31, 2001, from $13.8 million for the year ended December 31, 2000. This decrease is attributable to lower outstanding average debt and a slightly lower average borrowing rate, resulting from a lower inventory position, successful cost containment measures and lower capital expenditures during 2001. For the year ended December 31, 2001, the average debt balance was $114.8 million, with an average effective interest rate of 8.6%. For the year ended December 31, 2000, the average debt balance was $131.6 million, with an average effective interest rate of 9.0%.

Income Taxes

The income tax provision for the year ended December 31, 2001, was $4.5 million, or a 41.9% effective tax rate. The income tax provision for the year ended December 31, 2000, was $13.1 million, or a 44.3% effective tax rate. The effective tax rate for 2000 was negatively impacted by a foreign subsidiary loss and potential income tax liabilities as a result of federal and certain state income tax audits.

Net Earnings

Net earnings decreased by $10.3 million, or 62.4%, to $6.2 million for the year ended December 31, 2001, from $16.5 million for the year ended December 31, 2000.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

Net Revenue

Net revenue increased $179.5 million or 29.9% to $779.2 million for the year ended December 31, 2000, from $599.7 million for the year ended December 31, 1999.

Net revenue from retail operations increased $93.1 million or 31.1% to $392.5 million for the year ended December 31, 2000, from $299.4 million for the year ended December 31, 1999. The increase in net revenues was attributable to the volume generated by 56 new stores coupled with a 5.8% increase in comparable store sales. While comparable store sales were strong during the first six months of 2000, increasing 14.2%, our sales trends decelerated in the third quarter, and comparable store sales declined 3.7% in the fourth quarter of 2000, partly due to a challenging retail environment. These lower than expected sales trends also impacted our new stores, including the new stores in Canada and the GUESS? kids stores.

Net revenue from wholesale operations increased $88.3 million or 33.9% to $348.9 million for the year ended December 31, 2000, from $260.6 million for the year ended December 31, 1999. Domestic and international wholesale operations' net revenue increased, for the year ended December 31, 2000, by $61.0 million to $289.9 million and by $27.3 million to $59.0 million, respectively. Our domestic wholesale net revenue increased primarily as a result of the increased demand for fashion products in both our women's and men's lines. International wholesale operations' net revenue increased primarily as a result of higher sales in Asia and the full-year inclusion of GUESS? Canada's operations which contributed $20.4 million in international wholesale net revenue for the 2000 year.

Net royalties decreased by $1.8 million or 4.5% to $37.8 million for the year ended December 31, 2000, from $39.6 million for the year ended December 31, 1999. The decrease in net royalties was related to the discontinuation of certain licenses and the impact of currency devaluation in European and Asian markets. Net revenue from international operations comprised 1.7% and 6.7% of net product royalties during 2000 and 1999, respectively.

Gross Profit

Gross profit increased 5.8% to $283.6 million for the year ended December 31, 2000, from $268.0 million for the year ended December 31, 1999. The increase in gross profit resulted from higher net revenue from product sales. Gross profit from product sales increased 7.6% to $245.8 million for the 2000 fiscal year from $228.4 million for the 1999 fiscal year.

Gross margin (gross profit as a percentage of total net revenue) decreased to 36.4% for the year ended December 31, 2000, from 44.7% for the year ended December 31, 1999. Gross margin from product sales decreased to 33.2% for the year ended December 31, 2000, from 40.8% for the year ended December 31, 1999.

The decrease in gross margin from product sales was experienced in both our retail and wholesale operations. Gross margin in our retail operation in fiscal year 2000 was negatively impacted by increased promotional markdowns to reduce excess inventory, inventory write-downs, higher shrinkage results and higher occupancy costs due to the lower sales productivity of new stores and rent expenses for stores not opened. Royalty revenues as a percentage of total net revenue decreased from 6.6% in 1999 to 4.8% in 2000. This reduced overall gross margins as royalty revenue has no associated cost of sales.

Gross margin in our wholesale domestic and international operations in fiscal year 2000 was negatively impacted by higher markdown and return allowances to department and specialty stores and sales to the off-price channels at prices below cost, or reduced margin in an effort to reduce excess inventory. In addition, the Company recorded special charges of approximately $10.3 million to reduce inventories to the lower of cost or market.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses increased to $234.1 million, or 30.0% of net revenues for the year ended December 31, 2000, from $171.0 million, or 28.5% of net revenues for the year ended December 31, 1999.

SG&A expenses increased 36.9% in 2000 compared to 1999 as a result of expenses necessary to operate new stores, higher costs at the new distribution facility, including start-up expenses and higher payroll due to lower productivity and higher unit volume, increased expenses incurred by GUESS? Canada, higher advertising expenses and consulting fees. During the first six months of 2000, we incurred start-up and other non-recurring pre-tax costs of $5.3 million relating to the relocation of our distribution operation to Kentucky. Additionally, in the first quarter of 2000, we revised our vacation pay policies to enhance employee benefits, which resulted in a one-time pre-tax charge of $1.3 million.

Severance (Recovery) Related to Distribution Facility Relocation

In accordance with the requirements of EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)," the Company recorded a $3.2 million charge, in the second quarter ended June 26, 1999, for future severance costs of 460 employees related to the relocation of its distribution operations from Los Angeles to Louisville, Kentucky. As a result of employee transfers and attrition of 228 employees the severance costs actually incurred for Los Angeles-based employees was $1.7 million which has resulted in a recovery of $1.5 million of the severance charge in the second quarter of 2000. The Company successfully completed the transition of all product lines to the new distribution center during the second quarter of 2000. Because distribution operations were transferred to Kentucky, the Company significantly reduced employee expenses.

Restructuring and Impairment Charges

During the fourth quarter ended December 31, 2000, the Company recorded restructuring charges including store closure costs primarily related to rent paid and estimated rent to be paid on idle lease facilities, lease exit costs and construction costs of stores abandoned during construction in the amount of $4.5 million. This is inclusive of charges of $0.8 million of asset impairments for under-performing stores that the Company plans to close. Cash payments of approximately $1.7 million consisting primarily of estimated rent to be paid on idle lease facilities and lease exit costs were expected to be paid during 2001. Annual rental savings from these closures should approximate $1.7 million per year. Annual depreciation expense savings from these closures was not significant.

The Company also recorded an additional $4.1 million of charges to write-down the value of certain impaired assets, including fixed assets related to unprofitable stores and an investment the Company has in an Internet company. Related annual depreciation was approximately $0.3 million.

Earnings from Operations

Earnings from operations were $42.5 million in 2000 as compared to $93.8 million in 1999, a decrease of $51.3 million or 54.7%. The decrease in earnings from operations for the retail operating segment to $3.4 million in 2000, from $37.1 million in 1999 resulted principally from store restructuring and impairment charges of $6.2 million as discussed above, higher occupancy costs and higher new store expenses. The decrease in earnings from operations for the wholesale operating segment to $8.3 million in 2000 from $25.1 million in 1999 resulted principally from increased markdown and return allowances, start-up and other non-recurring costs related to the relocation of our distribution operation and increased SG&A expenses. Earnings from operations for the licensing operating segment decreased to $30.8 million in 2000, from $31.6 million in 1999 principally due to fewer licenses in 2000.

Interest Expense, Net

Interest expense, net, increased to $13.8 million for the year ended December 31, 2000, from $9.4 million for the year ended December 31, 1999. This increase resulted from higher outstanding average debt, due to higher inventory levels throughout the year and significant capital expenditures during 2000. For the year ended December 31, 2000, the average debt balance was $131.6 million, with an average effective interest rate of 9.0%. For the year ended December 31, 1999, the average debt balance was $93.1 million, with an average effective interest rate of 9.5%.

Income Taxes

The income tax provision for the year ended December 31, 2000, was $13.1 million, or a 44.3% effective tax rate. The income tax provision for the year ended December 31, 1999, was $35.2 million, or a 40.4% effective tax rate. The effective tax rate for 2000 was negatively impacted by a foreign subsidiary loss and potential income tax liabilities as a result of federal and certain state income tax audits.

Net Earnings

Net earnings decreased to $16.5 million for the year ended December 31, 2000, from $51.9 million for the year ended December 31, 1999.

LIQUIDITY AND CAPITAL RESOURCES

In December 1999, the Company entered into a $125 million Credit Agreement which was amended on March 27, 2001, and on November 5, 2001, and which expires on October 31, 2002 (the "Credit Facility"). The November 5, 2001, amendment, which was effective September 29, 2001, reduced the total amount available under the Credit Facility to $100 million and revised certain terms and conditions, including modifications to the financial covenants. The Credit Facility provides the Company with a revolving credit line including a $50 million sub-limit for letters of credit. Amounts available for borrowings under the Credit Facility are subject to a borrowing base and outstanding borrowings are secured by inventory and accounts receivable. The Company, with certain restrictions, may elect either a U.S.-based interest rate (the "ABR Rate") or a Eurodollar interest rate (the "Eurodollar Rate") for borrowings under the Credit Facility. If the Company elects the ABR Rate, borrowings bear interest at (a) a base U.S. interest rate, as defined in the Credit Facility (generally, the greater of a prime rate, a base rate for certificates of deposits plus 100 basis points and the federal funds effective rate plus 50 basis points), plus (b) a margin of between 100 and 175 basis points. If the Company elects the Eurodollar Rate, borrowings bear interest at the London Interbank Offered Rate ("LIBOR") plus a margin of between 200 and 275 basis points. Commitment fees for unused borrowings under the Credit Facility range from between 56.25 basis points and 66.7 basis points. At December 31, 2001, the Company had no outstanding borrowings under the Credit Facility, $4.8 million in outstanding standby letters of credit, $14.5 million in outstanding documentary letters of credit and approximately $74.3 million available for additional borrowings. The Credit Facility contains various restrictive covenants requiring, among other things, the maintenance of certain financial ratios. The Company is in compliance with all the terms of the Credit Facility.

During our fiscal year 2001, we relied primarily on borrowings under our $100.0 million Credit Facility, trade credit and internally generated funds to finance our operations and expansion. Net cash provided by operating activities increased $41.6 million to $71.8 million for the year ended December 31, 2001, from $30.2 million for the year ended December 31, 2000. The improvement in 2001 was primarily attributable to lower inventory and prepaid expenses and higher accrued liabilities, partially offset by a decrease in accounts payable and an increase in accounts receivable. The increase in accounts receivable was primarily due to lower allowances as of December 31, 2001 compared to December 31, 2000. At December 31, 2001, we had working capital of $95.3 million compared to $96.3 million at December 31, 2000. The most significant changes in working capital were represented by a $17.3 million increase in short-term investments arising from the investment of excess cash, a $48.1 million decrease in inventories due to improved inventory management and a $36.1 million decrease in accounts payable due to lower inventory levels and lower capital expenditures.

GUESS? Canada Corporation ("GUESS? Canada") has a $17.0 million ($27.0 million Canadian dollars) short-term line of credit available to fund operations. The credit line bears interest at the Canadian prime rate plus 1.0% and is secured by certain assets of GUESS? Canada. At December 31, 2001, $5.7 million was outstanding under this line. This short-term line is renewable in December 2002. GUESS? Canada also has a $1.3 million ($2.0 million Canadian dollars) revolving term loan that bears interest at 1.75% above the Canadian prime rate plus an amount equal to 0.5% per month of the average outstanding balance, payable on demand, but commencing January 1, 2001, by way of 24 equal consecutive minimum payments. At December 31, 2001, the full amount of the term loan was outstanding.

Capital expenditures, net of lease incentives granted, totaled $22.9 million for 2001 and $79.1 million for 2000. The decrease in capital expenditures was attributable to reduced store build-out costs, a lower number of store openings and remodels, and reduced expansion of shop-in-shops in department stores. Capital expenditures for our retail operating segment decreased to $16.4 million in 2001 from $57.3 million in 2000. Capital expenditures for our wholesale operating segment decreased to $6.2 million in 2001 from $21.8 million in 2000. Capital expenditures for our licensing segment were $0.3 million in 2001 compared to none in the prior year. The Company's capital expenditures planned for 2002 are approximately $25 million, primarily for retail store expansion, including our expansion in Canada, store remodelings, investments in information systems and shop-in-shop expansion and enhancements.

On May 9, 2001, the Company announced that its Board of Directors authorized the Company to repurchase shares of its own stock in an amount of up to $15 million from time to time in the open market. Due to restrictive loan covenants, the Company is allowed to spend a maximum of $10 million for the repurchase program in the current fiscal year. As of December 31, 2001, the Company repurchased 531,100 shares at an aggregate cost of approximately $4.0 million, or an average price per share of $7.45.

In September 2001, the Company acquired the remaining 40% of the outstanding shares of GUESS? Canada Corporation not already owned by the Company. The Company paid a nominal consideration in exchange for the remaining shares of GUESS? Canada Corporation and made an additional investment during the second quarter of 2001 of $3.0 million in the Canadian business to fund its ongoing operations. The Company recorded the amount representing 40% of the assets and liabilities at their respective fair values. No significant goodwill was generated from this transaction. The Company plans to further integrate the Canadian business with its U.S. business and it expects to benefit from overall cost reductions in 2002 as a result of its integration efforts. The Company was recording 100% of the results of operations of GUESS? Canada Corporation prior to the minority interest acquisition; therefore, this transaction did not have a material impact on the Company's financial statements.

The Company anticipates that it will be able to satisfy its ongoing cash requirements through 2002, including retail expansion plans and interest payments on its senior subordinated notes due 2003 (such interest payments paid during 2001 amounted to $7.6 million), primarily with cash flow from operations, supplemented by borrowings under its Credit Facility. The Company intends to obtain a new credit facility during the 2002 fiscal year as its current Credit Facility expires in October 2002. The Company is also evaluating alternative options to refinance the Senior Subordinated Notes due in 2003.

In January 2002, the Company established a qualified employee stock purchase plan ("ESPP"), the terms of which allow for qualified employees to participate in the purchase of designated shares of the Company's common stock at a price equal to 85% of the lower of the closing price at the beginning or end of each quarterly stock purchase period. On January 23, 2002, the Company filed with the Securities and Exchange Commission Form S-8 registering 2,000,000 shares of common stock for the ESPP. The ESPP was not in effect during the fiscal year ended December 31, 2001, and therefore no shares of common stock were purchased pursuant to the ESPP during the fiscal year. The first quarterly stock purchase period began on March 1, 2002.

SEASONALITY

Our business is impacted by general seasonal trends characteristic of the apparel and retail industries. Our retail operations are generally stronger in the third and fourth quarters, while our wholesale operations generally experience stronger performance in the first and third quarters. As the timing of the shipment of products may vary from year to year, the result for any particular quarter may not be indicative of results for the full year. We have not had significant overhead and other costs generally associated with large seasonal variations.

INFLATION

We do not believe the relatively moderate rates of inflation experienced in the United States over the last three years have had a significant effect on our net revenue or profitability. Although higher rates of inflation have been experienced in a number of foreign countries in which our products are manufactured, we do not believe they have had a material adverse effect on our net revenue or profitability.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

In October 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS 144 supersedes Statement of Financial Accounting Standards 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," it retains many of the fundamental provisions of that statement. The standard is effective for fiscal years beginning after December 15, 2001. The Company expects that the adoption of SFAS 144 will not have a material impact on its financial position or results from operations.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations," and Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 141 requires that the purchase method be used for all business combinations initiated after June 30, 2001. SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The amortization of goodwill ceases upon adoption of SFAS 142 which is effective for fiscal years starting after December 15, 2001. The Company does not expect that the adoption of SFAS 141 and SFAS 142 will have a material impact on its financial position or results from operations.

In April 2001, the Emerging Issues Task Force ("EITF") issued EITF No. 00-14, "Accounting for Certain Sales Incentives" and EITF No. 00-25, "Vendor Income Characterization of Consideration Paid to a Reseller of the Vendor's Products," which are effective for the first quarter beginning after December 15, 2001. These EITFs prescribe guidance regarding the timing of recognition and income statement classification of costs incurred for certain sales incentive programs to retailers and end consumers. The Company expects that the adoption of EITF No. 00-14 and EITF No. 00-25 will not have a material impact on its financial position or results from operations as the Company currently recognizes these costs and classifies them in accordance with the prescribed rules.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." As a result, the Company recognizes financial instruments, such as foreign exchange contracts, at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically through the income statement or through stockholders' equity as a component of comprehensive income or loss. The classification depends on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Generally, changes in fair values of derivatives designated as fair value hedges are matched in the income statement against the respective gain or loss relating to the hedged items. Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income or loss net of deferred taxes. Changes in fair values of derivatives not qualifying as hedges are currently reported in income. The implementation of this standard did not have a significant impact on the Company's financial statements.

IMPORTANT FACTORS REGARDING FORWARD-LOOKING STATEMENTS

Throughout this Annual Report "forward-looking" statements have been made, which are not historical facts, but are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may also be in the Company's other reports filed under the Securities Exchange Act of 1934, in its press releases and in other documents. In addition, from time to time, the Company, through its management, may make oral forward-looking statements. These statements relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to future prospects and proposed new products, services, developments or business strategies. These forward-looking statements are identified by their use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "continue", and other similar terms and phrases, including references to assumptions.

Although the Company believes that the expectations reflected in any of the forward-looking statements are reasonable, actual results could differ materially from those projected or assumed. Certain statements in this Annual Report, including those relating to the Company's expected results of operations, the accuracy of data relating to, and anticipated levels of, future inventory and gross margins, anticipated cash requirements and sources, cost containment efforts, estimated charges, plans regarding store openings and closings, e-commerce and business seasonality, are forward-looking statements. Such statements involve risks and uncertainties, which may cause actual results to differ materially from those set forth in these statements. The Company does not intend, and undertakes no obligation, to update the forward-looking statements to reflect future events or circumstances.

Specific risks and uncertainties of which you should be aware include, but are not limited to, the following:

Our business is dependent on the fashion industry and would suffer from any adverse change in the fashion industry, including changes arising from:

- reduced levels of consumer spending resulting from (1) a general economic downturn, (2) changes in interest rates, (3) the availability of consumer credit, (4) changes in taxation rates, (5) consumer confidence in future economic conditions, or (6) reduced levels of consumer disposable income;
- introduction of new products or pricing changes by our competitors; or
- changes in fashion retailers that could decrease the number of stores which carry our products or increase the ownership concentration within the retail industry.

Our revenue from the sales of products would decline if there was a decline in the demand for our products. A decline in demand for our products could arise from our inability to:

- identify and respond appropriately to changing consumer demands and fashion trends;
- maintain favorable brand recognition and customer acceptance of our existing and future products;
- appropriately price our products;
- obtain sufficient retail floor space and effective presentation of our products at retail or expand our network of retail stores; or
- control the quality, focus, image, financial stability or distribution of our licensed products.

Our revenue from the sale of products is impacted by our relationships with third party customers and suppliers and could be adversely affected by:

- a decision by the controlling owner of a group of department stores or any other significant customer to decrease the amount purchased from us or to cease carrying GUESS products;
- possible cancellation of wholesale orders;
- our general failure to maintain and control our existing distribution and licensing arrangements or to procure additional distribution and licensing relationships;
- our inability to ensure product availability and optimize supply chain efficiencies with suppliers and retailers;
- increased costs due to reliance on third-party suppliers and contract manufacturers; or
- a failure by our suppliers to produce our products to our quality standards or to comply with acceptable labor practices.

Our business is impacted by general economic and political conditions and is adversely affected by:

- unfavorable changes in regional, national and global economic conditions;
- political or economic instability in developing international markets resulting in the disruption of trade with the countries in which our contractors, suppliers or customers are located;
- the imposition of additional regulations relating to imports, the imposition of additional duties, taxes and other charges on imports; or
- significant fluctuations in the value of the dollar against foreign currencies or restrictions on the transfer of funds.

Our business is subject to a number of other risks. Our business would be adversely affected by any:

- lack of continued availability of sufficient working capital;
- inability to integrate new stores into existing operations;
- inability to strengthen our inventory cost accounting controls and procedures;
- negative outcomes of pending and future litigation;
- third party's infringement upon or any other inability to protect our existing trademarks and proprietary rights;
- loss or retirement of our key executives or other key employees;
- inability to generate sufficient cash flow to service debt obligations for our notes and other line of credit facilities; or
- inability to comply with debt covenant restrictions, which may trigger payment acceleration provisions.

CRITICAL ACCOUNTING POLICIES

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates and judgments on its historical experience and other relevant factors, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Management evaluates its estimates and judgments on an ongoing basis including those related to the valuation of inventories, accounts receivable allowances, the useful life of assets for depreciation, restructuring expense and accruals, evaluation of impairment, recoverability of deferred taxes and evaluation of net recoverable amounts and accruals for the sublet of certain lease obligations. The Company believes that of its significant accounting policies (see Note 1 to the consolidated financial statements) the following may involve a higher degree of judgment and complexity.

Valuation of goodwill, intangible and other long-lived assets:
We periodically assess the impairment of our long-lived assets which require us to make assumptions and judgments regarding the carrying value of these assets. The assets are considered to be impaired if we determine that the carrying value may not be recoverable based upon our assessment of the asset's ability to continue to generate income from operations and positive cash flow in future periods or significant changes in our strategic business objectives and utilization of the assets. If the assets are assessed to be recoverable, they are amortized over the periods benefited. If the assets are considered to be impaired, the impairment we recognize is the amount by which the carrying value of the assets exceeds the fair value of the assets.

Litigation reserves:
Estimated amounts for claims that are probable and can be reasonably estimated are recorded as liabilities in the consolidated balance sheets. The likelihood of a material change in these estimated reserves would be dependent on new claims as they may arise and the favorable or unfavorable outcome of the particular litigation. Both the amount and range of loss on the remaining pending litigation is uncertain. As such, we are unable to make a reasonable estimate of the liability that could result from unfavorable outcomes in litigation. As additional information becomes available, we will assess the potential liability related to our pending litigation and revise our estimates. Such revisions in our estimates of the potential liability could materially impact our results of operations and financial position.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	December 31, 2001	2000
ASSETS		
Current assets:		
Cash	$ 14,870	$ 13,332
Investments	18,220	898
Receivables, net	40,500	34,383
Inventories, net	96,105	144,220
Prepaid expenses and other current assets	8,762	9,671
Prepaid income taxes	159	9,118
Deferred tax assets	10,420	14,470
Total current assets	189,036	226,092
Property and equipment, at cost, net of accumulated depreciation and amortization	145,385	168,299
Other assets, at cost, net of accumulated amortization	28,042	25,292
	$ 362,463	$ 419,683
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current installments of notes payable and long-term debt	$ 7,609	$ 13,801
Accounts payable	47,933	84,043
Accrued expenses	38,231	31,959
Total current liabilities	93,773	129,803
Notes payable and long-term debt, excluding current installments	80,119	103,781
Other liabilities	10,647	10,943
	184,539	244,527
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value. Authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock, $0.01 par value. Authorized 150,000,000 shares; issued 63,954,881 and 63,594,219 shares at 2001 and 2000, outstanding 43,392,989 and 43,563,427 shares at 2001 and 2000, respectively	147	146
Paid-in capital	168,100	167,833
Deferred compensation	(320)	(950)
Retained earnings	167,178	160,936
Accumulated other comprehensive loss	(2,447)	(2,033)
Treasury stock, 20,561,892 and 20,030,792 shares repurchased at 2001 and 2000, respectively	(154,734)	(150,776)
Net stockholders' equity	177,924	175,156
	$ 362,463	$ 419,683

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands, except per share data)	Year Ended December 31, 2001	2000	1999
Net revenue			
Product sales	$640,700	$741,412	$560,012
Net royalties	36,920	37,805	39,638
	677,620	779,217	599,650
Cost of sales	447,825	495,604	331,660
Gross profit	229,795	283,613	267,990
Selling, general and administrative expenses	200,464	234,067	171,014
Severance (recovery) related to distribution facility relocation	—	(1,545)	3,200
Restructuring, impairment and severance charges	5,502	8,623	—
Earnings from operations	23,829	42,468	93,776
Other expense (income):			
Gain on disposition of property and equipment	—	—	(3,849)
Interest, net	12,605	13,756	9,385
Other, net	482	(881)	1,140
	13,087	12,875	6,676
Earnings before income taxes	10,742	29,593	87,100
Income taxes	4,500	13,100	35,200
Net earnings	$ 6,242	$ 16,493	$ 51,900
Earnings per share:			
Basic	$ 0.14	$ 0.38	$ 1.21
Diluted	$ 0.14	$ 0.38	$ 1.20
Weighted number of shares outstanding:			
Basic	43,656	43,464	43,005
Diluted	43,958	43,819	43,366

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Year Ended December 31, 2001, 2000 and 1999							
(in thousands)	Comprehensive Income	Common Stock	Paid-in Capital	Deferred Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance at December 31, 1998		$137	$158,589	$ —	$ 92,543	$ (84)	$(150,776)	$100,409
Comprehensive income:								
Net earnings	$ 51,900	—	—	—	51,900	—	—	51,900
Foreign currency translation adjustment	(114)	—	—	—	—	(114)	—	(114)
Unrealized gain on investments, net of tax effect	10,445	—	—	—	—	10,445	—	10,445
Total comprehensive income	$ 62,231							
Issuance of common stock under stock option plan, net of tax effect		4	4,711	—	—	—	—	4,715
Balance at December 31, 1999		141	163,300	—	144,443	10,247	(150,776)	167,355
Comprehensive income:								
Net earnings	$ 16,493	—	—	—	16,493	—	—	16,493
Foreign currency translation adjustment	38	—	—	—	—	38	—	38
Unrealized loss on investments, net of tax effect	(12,318)	—	—	—	—	(12,318)	—	(12,318)
Total comprehensive income	$ 4,213							
Issuance of common stock under stock option plan, net of tax effect		3	3,585	—	—	—	—	3,588
Deferred compensation		2	948	(950)	—	—	—	—
Balance at December 31, 2000		146	167,833	(950)	160,936	(2,033)	(150,776)	175,156
Comprehensive income:								
Net earnings	$ 6,242	—	—	—	6,242	—	—	6,242
Foreign currency translation adjustment	(803)	—	—	—	—	(803)	—	(803)
Unrealized gain on investments, net of tax effect	389	—	—	—	—	389	—	389
Total comprehensive income	$ 5,828							
Issuance of common stock under stock option plan, net of tax effect		1	211	—	—	—	—	212
Deferred compensation		—	56	630	—	—	—	686
Purchase of treasury stock		—	—	—	—	—	(3,958)	(3,958)
Balance at December 31, 2001		$147	$168,100	$(320)	$167,178	$ (2,447)	$(154,734)	$177,924

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Net earnings	$ 6,242	$ 16,493	$ 51,900
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization of property and equipment	39,751	33,311	25,589
Amortization of other assets	1,271	881	1,296
Deferred income taxes	1,480	(6,729)	(2,150)
Loss (gain) on disposition of property and equipment	797	3,340	(5,037)
Other items, net	211	1,039	869
Changes in operating assets and liabilities:			
Accounts receivable	(6,117)	5,290	558
Inventories	48,115	(37,596)	(9,155)
Prepaid expenses and other assets	9,868	(4,307)	(6,369)
Accounts payable	(36,110)	22,308	19,393
Accrued expenses	6,272	(3,858)	10,410
Net cash provided by operating activities	71,780	30,172	87,304
Cash flows from investing activities:			
Purchases of property and equipment, net of lease incentives	(22,866)	(79,134)	(61,957)
Proceeds from the disposition of property and equipment	3,096	3,133	7,106
Net proceeds (purchases) from the sale of short-term investments	(17,000)	22,850	(14,711)
Acquisition of interest in GUESS? Canada	—	—	(2,027)
Net proceeds (purchases) of long-term investments	55	—	(2,357)
Acquisition of license	(500)	(82)	(1,443)
Net cash used in investing activities	(37,215)	(53,233)	(75,389)
Cash flows from financing activities:			
Proceeds from notes payable and long-term debt	150,160	204,661	5,529
Repayment of notes payable and long-term debt	(180,014)	(177,916)	(20,658)
Issuance of common stock	898	3,588	3,534
Purchase of treasury stock	(3,958)	—	—
Net cash provided by (used in) financing activities	(32,914)	30,333	(11,595)
Effect of exchange rates on cash	(113)	(79)	(34)
Net increase in cash	1,538	7,193	286
Cash at beginning of year	13,332	6,139	5,853
Cash at end of year	$ 14,870	$ 13,332	$ 6,139
Supplemental disclosures			
Cash paid (received) during the year for:			
Interest	$ 12,647	$ 11,951	$ 10,358
Income taxes	$ (6,796)	$ 24,604	$ 37,236

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2001, 2000 and 1999

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

GUESS?, Inc. (the "Company" or "GUESS?") designs, markets, distributes and licenses leading lifestyle collections of casual apparel and accessories for men, women and children that reflect the American lifestyle and European fashions sensibilities. The Company designs are sold in GUESS?' owned stores, to a network of wholesale accounts that includes primarily better department stores, selected specialty retailers and upscale boutiques and through the Internet. GUESS? branded products, some of which are produced under license, are also sold internationally through a series of licensees and distributors.

Principles of Consolidation

The consolidated financial statements include the accounts of GUESS?, Inc. and its wholly-owned subsidiaries as follows: GUESS? Retail, Inc., GUESS? Licensing, Inc., GUESS.com, Inc., GUESS? Europe, B.V., a Netherlands corporation ("GEBV"), and GUESS? Canada Corporation ("GUESS? Canada," formerly named Strandel Inc.), a Canadian corporation. GEBV holds three wholly-owned subsidiaries: Ranche, Limited, a Hong Kong corporation ("Ranche"), GUESS? Asia, a Hong Kong corporation, and GUESS? Italia, S.r.l., an Italian corporation ("GUESS? Italia"). In 2000, GUESS held a 60% interest in GUESS? Canada and acquired the remaining 40% in 2001. The Company recorded 100% of the results of GUESS? Canada Corporation in both the 2001 and 2000 year. Accordingly, all references herein to "GUESS?, Inc." include the consolidated results of the Company and its subsidiaries. All intercompany accounts and transactions are eliminated during the consolidation process.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant areas requiring the use of management estimates relate to the valuation of inventories, accounts receivable allowances, the useful life of assets for depreciation, restructuring expense and accruals, evaluation of impairment, recoverability of deferred taxes and evaluation of net recoverable amounts and accruals for the sublet of certain lease obligations. Actual results could differ from those estimates.

The Company currently has lease obligations related to two idle facilities that it intends to sublet. The Company estimates the rent obligations will be recovered when the facilities are sublet. Accruals have been established for rent payments through July 2002, the estimated period to find a sublessor. If the Company does not find a suitable sublessor by July 2002 or the rent obligations are not recovered, an additional charge to earnings may be necessary.

Investment Securities

The Company accounts for its investment securities in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). SFAS 115 requires investments to be classified into one of three categories based on management's intent: held-to-maturity securities, available-for-sale securities and trading securities. Held-to-maturity securities are recorded at amortized cost. Available-for-sale securities are recorded at fair value with unrealized gains and losses reported as a separate component of stockholders' equity. Trading securities are recorded at market value with unrealized gains and losses reported in operations. The Company accounts for its short-term investment securities as available-for-sale.

Earnings per Share

Basic earnings per share represents net earnings divided by the weighted-average number of shares of common stock outstanding for the period. Diluted earnings per share represents net earnings divided by the weighted-average number of shares outstanding, inclusive of the dilutive impact of common stock equivalents such as stock options.

The reconciliation of basic to diluted weighted average shares is as follows (in thousands):

	2001	2000	1999
Weighted average shares used in basic computations	43,656	43,464	43,005
Dilutive stock options	302	355	361
Weighted average shares used in diluted computation	43,958	43,819	43,366

Options to purchase 1,043,251, 550,000 and 467,000 shares of common stock at prices ranging from $7.00 to $27.31, $17.64 to $27.31 and $10.88 to $16.38 were outstanding during 2001, 2000 and 1999, respectively, but were not included in the computation of diluted earnings per share because the options exercise prices were greater than the average market price of the shares of common stock and therefore such options would be antidilutive.

Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of accounts receivable. The Company maintains cash with various major financial institutions and performs evaluations of the relative credit standing of these financial institutions in order to limit the amount of credit exposure with any institution. The Company extends credit to corporate customers based upon an evaluation of the customer's financial condition and credit history and generally requires no collateral. The Company's customers are principally located throughout North America, and their ability to pay amounts due to the Company may be dependent on the prevailing economic conditions of their geographic region. However, such credit risk is considered limited due to the Company's large customer base. Management performs regular evaluations concerning the ability of its customers to satisfy their obligations and records a provision for doubtful accounts based on these evaluations. The Company's credit losses for the periods presented are insignificant and have not significantly exceeded management's estimates. A few of the Company's domestic wholesale customers, including some under common ownership, have accounted for significant portions of its net revenue. Bloomingdale's, Macy's and other affiliated stores owned by Federated Department Stores, Inc. together accounted for approximately 11.3%, 11.8% and 12.4% of the Company's net revenue in 2001, 2000 and 1999, respectively.

Inventories

Inventories are stated at the lower of cost (first-in, first-out and weighted average) or market.

Revenue Recognition

The Company recognizes retail operations revenue at the point of sale, and wholesale operations revenue from the sale of merchandise upon shipment. Royalty income is based upon a percentage, as defined in the underlying agreement, of the licensees' net revenue. The Company accrues for estimated sales returns and other allowances in the period in which the related revenue is recognized.

Depreciation and Amortization

Depreciation and amortization of property and equipment are provided using the straight-line method over the following useful lives:

Building and building improvements	10 to 31 years
Land improvements	5 years
Machinery and equipment	5 years
Corporate aircraft	10 years
Corporate vehicles	5 years
Shop fixtures	5 years

Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the term of the lease. Construction in progress is not depreciated until the related asset is completed.

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, generally 10 to 15 years. Accumulated amortization totaled $5,780,000 and $4,470,000 at December 31, 2001 and 2000, respectively. Effective January 1, 2002, the Company will adopt Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which will result in no further amortization of goodwill. See Note 2.

Foreign Currency Translation

In accordance with SFAS No. 52, "Foreign Currency Translation," assets and liabilities of the Company's foreign operations are translated from foreign currencies into U.S. dollars at year-end rates, while income and expenses are translated at the weighted-average exchange rates for the year. The related translation adjustments are reflected as a foreign currency translation adjustment in other comprehensive income as a separate component of stockholders' equity.

Foreign Exchange Contracts

The Company may enter into forward foreign exchange contracts in the ordinary course of business to mitigate the risk associated with foreign exchange rate fluctuations related to Canadian purchases of U.S. goods. Derivative financial instruments are not used for speculative purposes. At December 31, 2001, the Company had forward exchange contracts to purchase $5.0 million U.S. dollars for approximately $7.9 million Canadian dollars.

In accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," unrealized gains and losses on outstanding foreign currency exchange contracts, used to mitigate currency risk on future revenues and purchases, are recorded in the financial statements at fair value and are included in earnings as a component of other income or expense and was not significant as of December 31, 2001.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Comprehensive Income

Comprehensive income consists of net earnings, unrealized gains or losses on investments and foreign currency translation adjustments and is presented in the consolidated statements of stockholders' equity and comprehensive income.

Business Segment Reporting

The Company reports information about business segments and related disclosures about products and services, geographic areas and major customers. The business segments of the Company are wholesale, retail and licensing operations. Information regarding these segments is summarized in Note 14.

Fair Value of Financial Instruments

The carrying amount of the Company's financial instruments, which principally include cash, trade receivables, accounts payable and accrued expenses, approximates fair value due to the relatively short maturity of such instruments. Investments are recorded at fair value.

The fair value of the Company's debt instruments are based on the amount of future cash flows associated with each instrument discounted using the Company's borrowing rate. At December 31, 2001 and 2000, the carrying value of all financial instruments was not materially different from fair value, as the fixed rate debt approximates rates currently available to the Company.

Long-Lived Assets

The Company reports long-lived assets, including intangibles, at amortized cost. Long-lived assets and intangibles, including goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If this assessment indicates that the assets will not be recoverable, as determined by the non-discounted cash flow generated by the asset, the carrying value of the Company's long-lived assets would be reduced to its estimated fair market value based on the discounted cash flows. Effective on January 1, 2002, goodwill and other intangible assets will be accounted for under Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Other long-lived assets will be accounted for under Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." See Note 2.

Advertising Costs

The Company expenses the cost of advertising as incurred. Advertising expenses charged to operations for the years ended December 31, 2001, 2000 and 1999 were $17.5 million, $29.7 million, and $24.5 million, respectively.

Reclassifications

Certain reclassifications have been made to prior years' consolidated financial statements to conform to classifications used in the current year. These reclassifications had no impact on previously reported results.

NOTE 2. NEW ACCOUNTING STANDARDS

In October 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS 144 supersedes Statement of Financial Accounting Standards 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," it retains many of the fundamental provisions of that statement. The standard is effective for fiscal years beginning after December 15, 2001. The Company expects that the adoption of SFAS 144 will not have a material impact on its financial position or results from operations.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations," and Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 141 requires that the purchase method be used for all business combinations initiated after June 30, 2001. SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. The amortization of goodwill ceases upon adoption of SFAS 142 which is effective for fiscal years starting after December 15, 2001. The Company does not expect that the adoption of SFAS 141 and SFAS 142 will have a material impact on its financial position or results from operations.

In April 2001, the Emerging Issues Task Force ("EITF") issued EITF No. 00-14, "Accounting for Certain Sales Incentives" and EITF No. 00-25, "Vendor Income Characterization of Consideration Paid to a Reseller of the Vendor's Products," which are effective for the first quarter beginning after December 15, 2001. These EITFs prescribe guidance regarding the timing of recognition and income statement classification of costs incurred for certain sales incentive programs to retailers and end consumers. The Company expects that the adoption of EITF No. 00-14 and EITF No. 00-25 will not have a material impact on its financial position or results from operations as the Company currently recognizes these costs and classifies them in accordance with the prescribed rules.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." As a result, the Company recognizes financial instruments, such as foreign exchange contracts, at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically through the income statement or through stockholders' equity as a component of comprehensive income or loss. The classification depends on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Generally, changes in fair values of derivatives designated as fair value hedges are matched in the income statement against the respective gain or loss relating to the hedged items. Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective as hedges, are recorded in other comprehensive income or loss net of deferred taxes. Changes in fair values of derivatives not qualifying as hedges are currently reported in income. The implementation of this standard did not have a significant impact on the Company's financial statements.

NOTE 3. INVESTMENTS

At December 31, 2001 and 2000, short-term investments consist of $18.2 million and $0.9 million, respectively, of marketable securities available for sale.

Long-term investments consist of certain marketable equity securities aggregating $244,000 and $447,000 at December 31, 2001 and 2000, respectively, and are included in other assets in the accompanying consolidated balance sheets. Unrealized losses related to marketable equity securities at December 31, 2001 and 2000 amounted to $1.5 million and $1.9 million, respectively, net of deferred tax assets of $1.0 million and $1.3 million, respectively, and are included as a component of stockholders' equity. During 2000, the Company recorded an impairment charge related to a certain long-term marketable equity security. See Note 17.

NOTE 4. ACCOUNTS RECEIVABLE

Accounts receivable consists of trade receivables, less reserves aggregating $10,220,000 and $15,811,000, and royalty receivables, less allowance for doubtful accounts of $1,298,000 and $841,000 at December 31, 2001 and 2000, respectively.

NOTE 5. INVENTORIES

Inventories are summarized as follows (in thousands):

	2001	2000
Raw materials	$ 6,784	$ 9,986
Work in process	2,189	6,727
Finished goods — retail	50,153	57,702
Finished goods — wholesale	36,979	69,805
	$96,105	$144,220

At December 31, 2001 and 2000, write-downs of inventories to the lower of cost or market totaled $9.8 million and $12.9 million, respectively.

During 2001, the Company decided to license its existing children's business, then produced in-house, to its licensee for its Baby GUESS? product line. The agreement was finalized in the second quarter of 2001 and is effective for 2002 operations. The Company recorded an inventory write-down charge of approximately $562,000 which was included in cost of sales in the first quarter of 2001. The charge relates to lower of cost or market adjustments for inventories expected to be sold below cost as a result of the decision.

NOTE 6. PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows (in thousands):

	2001	2000
Land and land improvements	$ 3,232	$ 4,586
Building and building improvements	3,520	7,306
Leasehold improvements	108,264	95,491
Machinery and equipment	143,230	131,024
Corporate aircraft	6,601	6,601
Shop fixtures	41,410	38,929
Construction in progress	2,621	10,573
	308,878	294,510
Less accumulated depreciation and amortization	163,493	126,211
	$145,385	$168,299

Construction in progress at December 31, 2001 and 2000 represents the costs associated with the construction of buildings and improvements used in the Company's operations and other capitalizable expenses in progress. During the years ended December 31, 2001, 2000 and 1999 interest costs capitalized in construction in progress amounted to $300,000, $400,000 and $400,000, respectively.

NOTE 7. OTHER ASSETS

Other assets is summarized as follows (in thousands):

	2001	2000
Goodwill and other intangible assets, net of accumulated amortization	$10,817	$11,279
Deferred tax assets	8,701	6,132
Long-term investments	244	447
Artwork	3,712	3,712
Other	4,568	3,722
	$28,042	$25,292

NOTE 8. NOTES PAYABLE AND LONG-TERM DEBT

Notes payable and long-term debt are summarized as follows (in thousands):

	2001	2000
9½% Senior Subordinated Notes due 2003 with interest payable semi-annually in February and August	$79,562	$ 79,562
$100 million revolving credit facility	—	22,400
Revolving bank loan bearing interest at 1.75% above the Canadian prime rate plus an amount equal to 0.5% per month of the average outstanding balance, payable on demand, payable monthly commencing January 1, 2001 through December 31, 2002	2,185	3,322
Advances under an unsecured demand line of credit of $17,347 with advances thereon bearing interest at the Canadian prime rate plus 1%	5,747	11,786
Other obligations, maturing in varying amounts through 2004	234	512
	87,728	117,582
Less current installments	7,609	13,801
Long-term debt, excluding current installments	$80,119	$103,781

In December 1999, the Company entered into a $125 million Credit Agreement which was amended on March 27, 2001, and on November 5, 2001, and which expires on October 31, 2002 (the "Credit Facility"). The November 5, 2001 amendment, which was effective September 29, 2001, reduced the total amount available under the Credit Facility to $100 million and revised certain terms and conditions, including modifications to the financial covenants. The Credit Facility provides the Company with a revolving credit line including a $50 million sub-limit for letters of credit. Borrowings available under the Credit Facility are subject to a borrowing base and outstanding borrowings are secured by inventory and accounts receivable. The Company, with certain restrictions, may elect either a U.S. based interest rate (the "ABR Rate") or a Eurodollar interest rate (the "Eurodollar Rate") for borrowings under the Credit Facility. If the Company elects the ABR Rate, borrowings bear interest at (a) a base U.S. interest rate, as defined in the Credit Facility (generally, the greater of a prime rate, a base rate for certificates of deposits plus 100 basis points and the federal funds effective rate plus 50 basis points), plus (b) a margin of between 100 and 175 basis points. If the Company elects the Eurodollar Rate, borrowings bear interest at the London Interbank Offered Rate ("LIBOR") plus a margin of between 200 and 275 basis points. Commitment fees for unused borrowings under the Credit Facility range from between 56.25 basis points and 66.7 basis points.

At December 31, 2001 the Company had no outstanding borrowings under the Credit Facility, $4.8 million in outstanding standby letters of credit, $14.5 million in outstanding documentary letters of credit and approximately $74.3 million available for additional borrowings. The Credit Facility contains various restrictive covenants requiring, among other things, the maintenance of certain financial ratios. The Company is in compliance with all terms of the Credit Facility.

The Senior Subordinated Notes are redeemable at the option of the Company, in whole or in part, at any time at par value with interest payable semi-annually. The Company did not repurchase any of its Senior Subordinated Notes in 2001 and 2000.

Maturities of long-term debt at December 31, 2001 are as follows (in thousands):

2002	$ 7,609
2003	80,072
2004	47
	$87,728

NOTE 9. INCOME TAXES

Income taxes are summarized as follows (in thousands):

	Year Ended December 31,		
	2001	2000	1999
Federal:			
Current	$ 3,697	$17,276	$32,508
Deferred	877	(5,602)	(2,464)
State:			
Current	1,295	3,594	5,202
Deferred	(41)	(1,127)	314
Foreign:			
Current	(1,328)	(1,041)	(360)
	$ 4,500	$13,100	$35,200

Actual income taxes differ from expected income taxes obtained by applying the statutory Federal income tax rate to earnings before income taxes as follows (in thousands):

	Year Ended December 31,		
	2001	2000	1999
Computed "expected" tax expense	$3,760	$10,357	$30,485
State taxes, net of Federal benefit	815	2,210	3,586
Foreign taxes (benefit)	(128)	239	(273)
Other	53	294	1,402
	$4,500	$13,100	$35,200

Total income taxes were allocated as follows (in thousands):

	Year Ended December 31,		
	2001	2000	1999
Operations	$4,500	$ 13,100	$35,200
Stockholders' equity	562	(10,769)	6,451
Total income taxes	$5,062	$ 2,331	$41,651

The tax effects of temporary differences that give rise to significant portions of current and non-current deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are presented below (in thousands):

	2001	2000
Deferred tax assets:		
Fixed asset basis difference	$ 3,099	$ 2,287
Bad debt and other reserves	3,040	4,810
Deferred lease incentives	2,637	1,991
Uniform capitalization adjustment	2,027	3,008
Rent expense	2,019	2,114
Inventory valuation	1,683	1,018
Retail store closure reserves	1,305	1,128
Unrealized loss on investments	860	2,269
State income taxes	—	367
Other	3,918	3,335
Total deferred assets	20,588	22,327
Deferred tax liabilities	1,466	1,725
Net deferred tax assets	$19,122	$20,602

Included above at December 31, 2001 and 2000 are $10.4 million and $14.5 million for current deferred tax assets, respectively and $8.7 million and $6.1 million in non-current deferred tax assets included in other assets at December 31, 2001 and 2000, respectively. At December 31, 2001 the Company has net operating loss carry forwards of $9.1 million which are available to reduce future taxable Canadian income through 2008.

There was $0.2 million and $9.1 million of prepaid income taxes at December 31, 2001 and 2000, arising from the overpayment of estimated income taxes.

Based on the historical earnings of the Company, management believes it is more likely than not that the results of operations will generate sufficient taxable earnings to realize net deferred tax assets.

NOTE 10. RELATED PARTY TRANSACTIONS

The Company is engaged in various transactions with entities affiliated with trusts for the respective benefit of Maurice, Paul and Armand Marciano, who are executives of the Company (the "Marciano Trusts").

License Agreements and Licensee Transactions

On September 28, 1990, the Company entered into a license agreement with Charles David of California ("Charles David"). Charles David is controlled by the father-in-law of Maurice Marciano. The Marciano Trusts and Nathalie Marciano (the spouse of Maurice Marciano) together own 50% of Charles David, and the remaining 50% is owned by the father-in-law of Maurice Marciano. The license agreement grants Charles David the rights to manufacture worldwide and distribute worldwide (except Japan and certain European countries) for men, women and some children, leather and rubber footwear which bear the GUESS? trademark. The license also includes related shoe care products and accessories. There are no other rights and obligations between the Company and Charles David.

Gross royalties earned by the Company under such license agreement for the fiscal years ended December 31, 2001, 2000 and 1999 were $2.0 million, $2.1 million and $1.9 million, respectively. Additionally, the Company purchased $5.0 million, $8.7 million and $8.4 million of products from Charles David for resale in the Company's retail stores during the same periods.

In May 1997, the Company sold substantially all of the assets and liabilities of GUESS? Italia to Maco Apparel, S.p.a. ("Maco"). The effect of the net asset disposal was immaterial to the Company's results of operations. In connection with this sale, the Company also purchased a 10% ownership interest in Maco and entered into an approximate 10-year license agreement with Maco granting it the right to manufacture and distribute certain men's and women's jeanswear apparel, which bear the GUESS? trademark, in certain parts of Europe. In addition to royalty fees, the Company will also receive $14.1 million over a four-year period in consideration of the grant of the license rights for men's and women's jeanswear apparel. During 2001, 2000 and 1999 the Company recorded $2.8 million in revenue in connection with the grant of such license rights, respectively. Additionally, the Company recorded $2.8 million, $3.0 million and $3.2 million in royalty fees related to product sales in 2001, 2000 and 1999, respectively. Effective March 1, 1998, the Company also entered into an approximate nine-year license agreement with Maco granting it the right to manufacture and distribute kid's jeanswear, which bear the GUESS? trademark, in certain parts of Europe. No significant revenue was recorded related to the grant of this license agreement.

In September 2001, the Company completed the acquisition of the remaining 40% of the outstanding shares of GUESS? Canada Corporation not already owned by the Company. The Company paid a nominal consideration in exchange for the remaining shares of GUESS? Canada Corporation and made an additional investment during the second quarter of 2001 of $3.0 million in the Canadian business to fund its ongoing operations. Prior to the minority interest acquisition, the Company included 100% of the results of operations of GUESS? Canada Corporation in its financial statements, therefore, this transaction did not have a material impact on the Company's financial statements. The Company recorded the amount representing 40% of the assets and liabilities at their respective fair values. No significant goodwill was generated from this transaction. In August 1999, the Company increased its ownership of GUESS? Canada Corporation to 60% from 40%. As part of that transaction, the Company paid $2.0 million and provided long-term debt financing of up to $13.4 million to GUESS? Canada Corporation to expand its Canadian retail operations of which $13.0 million was outstanding as of December 31, 2001. The acquisition was accounted for as a purchase and the results of GUESS? Canada Corporation were included in the Company's consolidated financial statements from the date of acquisition. The excess of the purchase price over the fair value of net assets acquired amounted to $1.1 million and was allocated to goodwill and was amortized through 2001.

Leases

The Company leases manufacturing, warehouse and administrative facilities from partnerships affiliated with the Marciano Trusts and certain of its affiliates. There are three leases in effect at December 31, 2001, which expire in February 2006 and July 2008. The total lease payments to these limited partnerships are currently $264,000 per month. Aggregate lease payments under leases in effect for the fiscal years ended December 31, 2001, 2000 and 1999 were $3.0 million, $2.8 million and $2.7 million, respectively.

NOTE 11. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its showrooms and retail store locations under operating lease agreements expiring on various dates through March 2016. Some of these leases require the Company to make periodic payments for property taxes and common area operating expenses. Certain leases include rent abatements and scheduled rent escalations, for which the effects are being amortized and recorded over the lease term. The Company also leases some of its equipment under operating lease agreements expiring at various dates through 2006.

Future minimum rental payments under non-cancelable operating leases at December 31, 2001 are as follows:

Year ending December 31, (in thousands):

	Non-Related Parties	Related Parties	Total
2002	$ 44,888	$ 3,167	$ 48,055
2003	44,519	3,167	47,686
2004	42,090	3,167	45,257
2005	36,246	3,167	39,413
2006	33,200	3,167	36,367
Thereafter	101,306	7,670	108,976
	$302,249	$23,505	$325,754

Rental expense for all operating leases during the years ended December 31, 2001, 2000, and 1999 aggregated $49.6 million, $40.4 million and $34.9 million, respectively.

Incentive Bonuses

Certain officers and key employees of the Company are entitled to incentive bonuses, primarily based on the Company's profits.

Litigation

On approximately January 15, 1999, UNITE filed an unfair labor practice charge against the Company, alleging that attorney Dennis Hershewe violated Section 8(a)(1) of the National Labor Relations Act ("the Act") by questioning GUESS?'s employee Maria Perez about her union activities at the deposition he conducted in her workers' compensation case. Mr. Hershewe represents Fireman's Fund Insurance Company, the Company's workers' compensation insurance carrier. GUESS? investigated the charge and responded to it on March 10, 1999. The NLRB issued a complaint on part of the charge on October 14, 1999, and the Company filed an answer on October 21, 1999. On July 6, 2000, the complaint was dismissed in its entirety. The NLRB appealed the decision and both sides submitted briefs in September of 2000. The Company is awaiting a decision on the appeal.

On June 9, 1999, the Company commenced a lawsuit in the Los Angeles County Superior Court against Kyle Kirkland, Kirkland Messina LLC, and CKM Securities (collectively "Kirkland") for tortious interference, unfair competition, fraud and related claims. This action arises out of alleged misrepresentations and omissions of material fact made by Kirkland in connection with the operations and financial performance of Pour Le Bebe, Inc., a former licensee ("PLB"). Following Kirkland's efforts to compel arbitration of this matter, on March 29, 2000, the California Court of Appeal determined that the action will proceed in court. After unsuccessfully requesting reconsideration before the appellate court, Kirkland sought review before the California Supreme Court. Kirkland's petition for review to the California Supreme Court was denied on July 12, 2000. This matter has now been remitted back to the state court, where discovery is almost completed. No trial date has been set.

On March 28, 2000 a complaint was filed against the Company in San Diego County Superior Court entitled Snodgrass v. GUESS?, Inc. and GUESS? Retail, Inc. The complaint alleged that certain current and former store management employees were incorrectly classified as exempt from overtime laws. The Company, without admitting or acknowledging any wrongdoing, tentatively settled the matter on September 28, 2001. The court preliminarily approved the settlement on February 22, 2002 and the final approval hearing is scheduled for May 10, 2002. Furthermore, the Company does not expect any changes to its ongoing cost structure as a result of this settlement.

On May 4, 2000, a complaint was filed against the Company and Mr. Paul Marciano in the Los Angeles Superior Court — Michel Benasra v. Paul Marciano and GUESS?, Inc. The complaint grows out of the arbitration between the Company and PLB, wherein the Company was awarded $7.7 million. The plaintiff, the President of PLB, alleges that defendants made defamatory statements about him during the arbitration. Plaintiff seeks general damages of $50,000,000 and unspecified punitive damages. Defendants moved to compel arbitration of this matter, or alternatively, to strike the action under the state's anti-SLAPP (Strategic Litigation Against Public Participation) statute. The motion to compel arbitration was denied and that ruling was affirmed on appeal. Defendant's anti-SLAPP motion is pending.

On January 30, 2001, GUESS?, Inc., Maurice Marciano, Armand Marciano, Paul Marciano, and Brian Fleming were named as defendants in a securities class action entitled David Osher v. GUESS?, Inc., et al., filed in the United States District Court for the Central District of California. Seven additional class actions have been filed in the Central District, naming the same defendants: Robert M. Nuckols v. GUESS?, Inc. et al., Brett Dreyfuss v. GUESS?, Inc. et al., both filed February 1, 2001; Jerry Sloan v. GUESS?, Inc., et al., filed February 6, 2001; Jerry Byrd v. GUESS?, Inc., et al; filed February 13, 2001; Patrick and Kristine Liska v. GUESS?, Inc., et al, filed February 14, 2001; Darrin Wegman v. GUESS?, Inc., et al., filed February 22, 2001; and Rosie Gindie v. GUESS?, Inc., et al., filed February 22, 2001. All eight complaints purport to state claims under Section 10(b) and 20(a) and Rule 10b-5 of the Securities Exchange Act of 1934 and allege that defendants made materially false and misleading statements relating to the Company's inventory and financial condition during the class period. In Osher, Nuckols, Byrd, Wegman and Sloan, the class period is February 14, 2000 through January 26, 2001; in Dreyfuss, Liska and Gindie the class period is February 14, 2000 through November 9, 2000. On April 25, 2001, the court entered an order consolidating all of the eight class actions, captioned In re GUESS?, Inc. Securities Litigation. The lead plaintiff for the class is the Policeman and Fireman's Retirement System of the City of Detroit. On July 9, 2001, the plaintiff filed a consolidated amended class action complaint. Our motion to dismiss was granted, with leave to amend, on November 29, 2001. On March 14, 2002, the court issued orders dismissing all eight class action cases without prejudice.

On March 15, 2001, a complaint was filed by Susan Goldman, derivatively on behalf of nominal defendant GUESS?, Inc. against Bryan Isaacs, Alice Kane, Robert Davis, Armand Marciano, Paul Marciano, Maurice Marciano, Howard Socol and GUESS?, Inc. in the Court of Chancery for the State of Delaware. The complaint alleges misappropriation of corporate information, insider trading and other purported breaches of fiduciary duty by the Company and its Board of Directors. On February 12, 2002, the court granted plaintiff's motion to dismiss this action without prejudice.

On May 7, 2001, a complaint was filed by Suzanne Bell, derivatively on behalf of nominal defendant GUESS?, Inc. against Maurice Marciano, Paul Marciano, Armand Marciano, Alice Kane, Robert Davis, Howard Socol, Bryan Isaacs and Brian Fleming, in the United States District Court for the Central District of California. The complaint alleges corporate mismanagement, insider trading and other purported breaches of fiduciary duty by the Company and its Board of Directors. On July 5, 2001, the court stayed the action pursuant to stipulation of the parties pending the outcome of the Goldman derivative action. As a result of the dismissal of the Goldman derivative action on February 12, 2002, the stay has expired. The parties subsequently agreed to a dismissal stipulation and a final court order approving the stipulation is expected soon.

The Company cannot predict the outcome of these matters. The Company believes the outcome of one or more of the above cases could have a material adverse effect on our results of operations or financial condition.

Most major corporations, particularly those operating retail businesses, become involved from time to time in a variety of employment-related claims and other matters incidental to their business in addition to those described above. In the opinion of management, the resolution of any of these pending incidental matters is not expected to have a material adverse effect on the Company's results of operations or financial condition.

NOTE 12. SAVINGS PLAN

The Company established the GUESS?, Inc. Savings Plan (the "Savings Plan") under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, employees ("associates") may contribute up to 15% of their compensation per year subject to the elective limits as defined by IRS guidelines and the Company may make matching contributions in amounts not to exceed 1.5% of the associates' annual compensation. Investment selections consist of cash and mutual funds and do not include any Company common stock. The Company's contributions to the Savings Plan for the year ended December 31, 2001, 2000 and 1999 amounted to $0.4 million, $0.4 million and $0.3 million, respectively.

In January 2002, the Company established a qualified employee stock purchase plan ("ESPP"), the terms of which allow for qualified employees (as defined) to participate in the purchase of designated shares of the Company's common stock at a price equal to 85% of the lower of the closing price at the beginning or end of each quarterly stock purchase period. The ESPP is a straight purchase plan and is not subject to any holding period, however all Company employees are subject to the terms of the Company's securities trading policy which generally prohibits the purchase or sale of any Company securities during the two weeks before the end of each fiscal quarter through the public announcement by the Company of its earnings for that period. On January 23, 2002, the Company filed with the Securities and Exchange Commission Form S-8 registering 2,000,000 shares of common stock for the ESPP. The ESPP was not in effect during the fiscal year ended December 31, 2001, and therefore no shares of common stock were purchased pursuant to the ESPP during the fiscal year. The first quarterly stock purchase period began on March 1, 2002.

NOTE 13. QUARTERLY INFORMATION (UNAUDITED)

The following is a summary of the unaudited quarterly financial information for the years ended December 31, 2001 and 2000 (in thousands, except per share data):

	Year Ended December 31, 2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenue	$170,116	$151,719	$172,409	$183,376
Gross profit	58,704	51,716	59,059	60,316
Net earnings	2,084	1,464	1,328	1,366
Earnings per share:				
Basic	$ 0.05	$ 0.03	$ 0.03	$ 0.03
Diluted	$ 0.05	$ 0.03	$ 0.03	$ 0.03

	Year Ended December 31, 2000			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenue	$188,844	$177,681	$216,363	$196,329
Gross profit	79,146	69,379	77,157	57,931
Net earnings (loss)	14,408	6,811	8,363	(13,089)
Earnings (loss) per share:				
Basic	$ 0.33	$ 0.16	$ 0.19	$ (0.30)
Diluted	$ 0.33	$ 0.16	$ 0.19	$ (0.30)

The first, second, third and fourth quarters of 2001, included restructuring, impairment and severance charges of $0.4 million, $0.1 million, $4.4 million and $0.6 million, respectively. Based on the current real estate market following the events of September 11, 2001, the Company recorded $2.2 million in additional costs for rent paid, estimated rent to be paid and lease exit costs related to idle leased facilities identified as part of the restructuring charge recorded during the fourth quarter 2000. $1.3 million of the charges represented the write-down of the value of certain impaired assets and $2.0 million of the charge was related to severance costs for the reduction in the Company's workforce which was part of its continuing efforts to reduce costs, improve productivity, streamline its corporate structure and consolidate operations.

During the fourth quarter of 2000, the Company recorded special charges of $15.6 million principally related to $5.7 million of inventory write-downs to value its inventory at the lower of cost or market; $4.5 million of restructuring charges related to underperforming stores that the Company plans to close and for new stores that the Company has decided not to open; $4.1 million to write-down permanently impaired assets, including fixed assets related to unprofitable stores and an investment in an internet company; and $1.3 million of other charges. The inventory provisions have been included in cost of sales.

NOTE 14. SEGMENT INFORMATION

In accordance with the requirements of SFAS 131, "Disclosures about Segments of and Enterprise and Related Information," the Company's reportable business segments and respective accounting policies of the segments are the same as those described in Note 1. Management evaluates segment performance based primarily on revenue and earnings from operations. Interest income and expense is evaluated on a consolidated basis and not allocated to the Company's business segments.

Segment information is summarized as follows for the years ended December 31, 2001, 2000 and 1999 (in thousands):

	Year Ended December 31,		
	2001	2000	1999
Net revenue:			
Retail operations	$380,576	$392,539	$299,384
Wholesale operations	260,124	348,873	260,628
Licensing operations	36,920	37,805	39,638
	$677,620	$779,217	$599,650
Earnings (loss) from operations:			
Retail operations	$ 4,134	$ 3,372	$ 37,072
Wholesale operations	(11,234)	8,289	25,101
Licensing operations	30,929	30,807	31,603
	$ 23,829	$ 42,468	$ 93,776
Capital expenditures:			
Retail operations	$ 16,389	$ 57,336	$ 26,486
Wholesale operations	6,221	21,798	35,471
Licensing operations	256	—	—
	$ 22,866	$ 79,134	$ 61,957
Total assets:			
Retail operations	$160,132	$183,255	$114,152
Wholesale operations	193,090	229,446	245,162
Licensing operations	9,241	6,982	9,722
	$362,463	$419,683	$369,036

The table below presents information related to geographic areas in which the Company operated during 2001, 2000 and 1999 (in thousands):

	Year Ended December 31,		
	2001	2000	1999
Net revenue:			
United States	$572,629	$680,341	$548,179
Canada	56,340	47,339	12,073
Europe	22,902	18,764	13,464
Asia	17,181	23,303	13,279
South America	5,761	6,403	3,973
Mexico	1,852	1,895	3,337
Other	955	1,172	5,345
	$677,620	$779,217	$599,650

NOTE 15. STOCK OPTION PLAN AND NON-VESTED STOCK

On July 30, 1996, the Board of Directors adopted the GUESS?, Inc. 1996 Non-Employee Directors' Stock Option Plan pursuant to which the Board of Directors may grant stock and stock options to non-employee directors. This plan authorizes grants of options to purchase up to 500,000 authorized but unissued shares of Common Stock. At December 31, 2001, 2000, and 1999, there were 189,257, 147,611, and 109,082 options issued under this plan, respectively. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. Annual option grants to outside directors are at 85% of fair market value. Stock granted under the plan is done so without restriction. Stock options have ten-year terms and vest and become fully exercisable in increments of one-fourth of the shares granted on each anniversary from the date of grant.

On July 30, 1996, the Board of Directors adopted the GUESS?, Inc. 1996 Equity Incentive Plan (the "Plan") pursuant to which the Board of Directors may grant stock options to officers, key employees and consultants. The Plan authorizes grants of options to purchase up to 4,500,000 authorized but unissued shares of Common Stock. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. Stock options have ten-year terms (five years in the case of an incentive stock option granted to a ten-percent stockholder) and vest and become fully exercisable after varying time periods from the date of grant based on length of service or specified performance goals.

At December 31, 2001, 2000 and 1999, there were 1,699,441, 1,883,056 and 2,763,397 additional shares available for grant under the plan, respectively. Using the Black Scholes option pricing model, the weighted-average per share fair value of stock options granted during 2001, 2000 and 1999 was $3.57, $10.09 and $12.46, respectively. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2000 and 1999, respectively: risk-free interest rates of 4.56%, 5.35% and 6.51%; volatility factors of the expected market price of the Company's common stock of 60%, 80% and 65%; no expected dividend yield; and a weighted-average expected life of the option of four years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because options under the Company's stock option plan have characteristics significantly different from those o[f] traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models d[o] not necessarily provide a reliable single measure of the fair value of the option[s] under the Company's stock option plan.

The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly no compensation cost has been recognized for its stock options in the accompanyin[g] consolidated financial statements. Had the Company determined compensatio[n] based on the fair value at the grant date for its stock options under SFAS No. 12[3] ("SFAS 123"), the Company's pro forma net earnings and net earnings per share fo[r] the years ended December 31, 2001, 2000 and 1999 would have been the pro form[a] amounts indicated below (in thousands, except per share data):

	2001	2000	1999
Pro forma net earnings	$3,863	$14,279	$51,300
Pro forma earnings per share — basic	$ 0.09	$ 0.33	$ 1.19
Pro forma earnings per share — diluted	$ 0.09	$ 0.33	$ 1.18

In November 2001 and December 2000, the Company granted 10,000 and 205,68[0] shares, respectively, of non-vested Common Stock to key employees which vest through January 2004. Upon granting of the stock, unearned compensation equivalent to the market value of the stock at the date of issuance was charged to stockholders' equity. This is being amortized on a straight-line basis over the vesting period and is recognized as compensation expense.

Stock option activity during the period indicated is as follows:

	Number of Shares	Weighted-Average Exercise Price
Balance at December 31, 1998	1,658,175	$ 6.86
Granted	343,650	12.46
Exercised	(373,090)	(8.56)
Forfeited	(265,222)	(7.68)
Balance at December 31, 1999	1,363,513	$ 7.64
Granted	1,400,130	13.77
Exercised	(250,976)	(6.69)
Forfeited	(519,789)	(12.96)
Balance at December 31, 2000	1,992,878	$ 10.68
Granted	598,048	6.36
Exercised	(123,982)	(4.09)
Forfeited	(414,433)	(17.03)
Balance at December 31, 2001	2,052,511	$ 8.47

The following table summarizes information about stock options outstanding and exercisable at December 31, 2001.

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding December 31, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable December 31, 2001	Weighted Average Exercise Price
$ 0.01 to $ 4.63	888,705	8.66 years	$ 3.37	193,300	$ 4.30
$ 5.50 to $ 6.45	345,497	9.38 years	6.08	37,999	5.52
$ 7.00 to $ 10.88	316,417	8.18 years	7.77	85,217	9.73
$11.00 to $18.31	291,567	6.53 years	14.19	192,147	12.58
$21.06 to $27.31	210,325	8.09 years	27.02	86,276	26.91
	2,052,511	8.35 years	$ 8.47	594,939	$11.11

At December 31, 2001, 2000 and 1999, the number of options exercisable for each year was 594,939, 484,696 and 338,284, respectively. The weighted-average exercise price of those options was $11.11, $11.62 and $8.14, respectively.

NOTE 16. SHARE REPURCHASE PROGRAM

On May 9, 2001, the Company announced that its Board of Directors authorized the Company to repurchase shares of its own stock in an amount of up to $15 million from time to time in the open market. Due to restrictive loan covenants, the Company is allowed to spend a maximum of $10 million per year for the repurchase program. For the year ended December 31, 2001, the Company repurchased 531,100 shares of its stock at an aggregate cost of $4.0 million or an average price per share of $7.45.

NOTE 17. RESTRUCTURING, IMPAIRMENT AND SEVERANCE CHARGES

During the year ended December 31, 2001, the Company recorded restructuring, impairment and severance charges of $5.5 million ($3.2 million after tax or $0.07 per diluted share). Based on the current real estate market following the events of September 11, 2001, the Company recorded $2.2 million in additional costs for rent paid, estimated rent to be paid and lease exit costs related to idle leased facilities identified as part of the restructuring charge recorded during the fourth quarter 2000. In addition, $1.3 million of the charges represented the write-down of the value of certain impaired assets, including fixed assets related to unprofitable stores. The remaining $2.0 million of the charge was related to severance costs for the termination of 211 employees which was part of the Company's continuing efforts to reduce costs, improve productivity, streamline its corporate structure and consolidate operations. Approximately $0.6 million of the severance remains unpaid and accrued on the balance sheet. The Company expects the remaining severance costs to be paid during 2002.

In accordance with the requirements of EITF 94-3, "Liability for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," during 1999, the Company recorded a $3.2 million charge for future severance costs related to the relocation of its distribution operations from Los Angeles, California to Louisville, Kentucky. The Company originally expected to terminate 460 employees. As a result of attrition, relocating and redeploying 228 employees, the Company recorded a $1.5 million recovery during 2000.

During the year ended December 31, 2000, the Company recorded restructuring and impairment charges of $8.6 million. Of these charges, $2.4 million (impairment) and $6.2 million (restructuring and impairment) were recorded to the wholesale and retail segments, respectively. These charges consisted of the following:

In connection with its ongoing review of its portfolio of marketable equity securities, the Company recorded a non-cash impairment charge against earnings from operations of $2.4 million to write down the cost basis of a certain marketable equity security investment in an internet company as the decline was determined to be other than temporary.

Additionally, in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" an impairment charge of $1.7 million was recorded in the fourth quarter of 2000 to write down the net book value of property and equipment related to certain stores. These assets became impaired as the Company's new kid's line had some unprofitable stores that performed below expectations. Estimated future cash flows related to these stores indicated that an impairment of the full value had occurred.

In December 2000, Company management approved a plan to close certain under-performing stores in 2001 and cease construction on certain stores that the Company has decided not to open. Included in the Company's operating results for the year ended December 31, 2000, are restructuring charges of $4.5 million consisting of lease exit costs, rent paid and to be paid on idle locations and construction costs of stores abandoned during construction. This included $0.8 million of asset impairments for under-performing stores that the Company closed in 2001. Estimated future cash flows related to these stores indicated that an impairment of the full value had occurred. As of December 31, 2000, a liability recorded in accordance with the requirements of EITF 94-3, "Liability for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" of which $1.7 million remained, consisting primarily of estimated rent to be paid on idle leased facilities and lease exit costs.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
GUESS?, Inc.:

We have audited the accompanying consolidated balance sheets of GUESS?, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings, stockholders' equity and comprehensive income for each of the years in the three year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GUESS?, Inc. and Subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Los Angeles, California

February 22, 2002, except as to the 8th paragraph of Note 11, which is as of March 14, 2002

STORE LOCATIONS

UNITED STATES

Arizona
Mesa
Phoenix
Scottsdale
Tucson

California
Beverly Hills
Brea
Canoga Park
Cerritos
Costa Mesa
Glendale
Los Angeles
Northridge
Pasadena
Pleasanton
Riverside
Roseville
Sacramento
San Diego
San Francisco
San Mateo
Santa Clara
Santa Monica
Sherman Oaks
Torrance

Colorado
Broomfield
Denver
Littleton

Connecticut
Stamford
Westport

Florida
Aventura
Boca Raton
Brandon
Hialeah
Miami
Orlando
Palm Beach Gardens
Tampa
Wellington

Georgia
Atlanta
Buford

Hawaii
Honolulu
Maui

Illinois
Chicago
Oakbrook
Schaumburg
Skokie

Kansas
Overland Park

Kentucky
Lexington
Louisville

Maryland
Bethesda
Columbia

Massachusetts
Boston
Cambridge
N. Attleborough

Michigan
Dearborn
Harper Woods
Kentwood
Novi
Troy

Minnesota
Minneapolis

Nevada
Las Vegas
Reno

New Jersey
Bridgewater
Freehold
Moorestown
Paramus
Short Hills
Willowbrook

New York
Brooklyn
Buffalo
Garden City
Huntington Station
Lake Grove
Nanuet
New York City
Staten Island
Syracuse
Victor
White Plains

North Carolina
Charlotte
Raleigh
Winston-Salem

Ohio
Cleveland
Columbus

Oregon
Portland

Pennsylvania
King of Prussia
Philadelphia

Puerto Rico
Hato Rey

Rhode Island
Providence

Tennessee
Knoxville

Texas
Austin
Dallas
El Paso
Fort Worth
Frisco
Houston
Hurst
McAllen
San Antonio

Virginia
Fairfax
McLean
Richmond

Washington
Bellevue
Seattle

INTERNATIONAL

Australia
Victoria

Aruba
Ornajestad

Bahamas
Nassau

Bahrain
Manama

Belgium
Antwerp

Bolivia
Santa Cruz

Brunei

Canada
Alberta
British Colombia
Manitoba
Ontario
Quebec

Costa Rica
San Jose

Dominican Republic
Santo Domingo

Ecuador
Guayaquil
Quito

El Salvador
San Salvador

Germany
Berlin

Greece
Athens

Guam
Tumon

Guatemala
Guatemala City
Tikal

Hong Kong
Kowloon
Taikoo Shing

Indonesia
Bandung
Jakarta
Medan
Surabaya

Italy
Como
Cortina
Florence
Milan
Palermo
Pesaro
Rome
Verona

Japan
Tokyo

Jordan
Amman

Kuwait
Kuwait City

Lebanon
Beirut
Broumana
Mont-Liban

Malaysia
Kota Kinabalu
Kuala Lumpur
Penang
Selangor Subang Jaya

Mexico
Acapulco
Cancun
Cozumel
Guadalajara
Mexico City
Monterrey
Morelia
Tijuana
Veracruz

Netherlands
Amsterdam
Holland

Peru
Lima

Philippines
Alabang
Bacolod
Bataan
Bulacan
Cagayan de Oro
Cavite
Cebu
Dagupan
Davao
Iloilo
Laguna
Makati
Manadaluyong
Manila
Muntinlupa
Nueva Ecija
Olongapo
Pampanga
Paranaque
Quezon City
Santa Mesa
Urdaneta City

Portugal
Braga
Leiria

Saudi Arabia
Al Khobar
Jeddah
Jubail
Madina
Riyadh

Singapore
Ngee Ann City
Scotts Road
Orchard Road

South Africa
Cape Town
Johannesburg
Pretoria

South Korea
An Yang
Che Ju
Cheon An
Cheon Ju
Incheon
Jin Ju
Kang Neung
Mokpo
Pusan
Pyung Taek
Saesun
Seoul
Suwon
Tong-Young
Won Ju
Yeo Su
Yong In

Taiwan
Taipei

Thailand
Bangkok

United Arab Emirates
Abu Dhabi
Dubai

Venezuela
Barquisimeto
Isla Margarita
Valencia

BOARD OF DIRECTORS

MAURICE MARCIANO
Co-Chairman of the Board and
Co-Chief Executive Officer

PAUL MARCIANO
Co-Chairman of the Board and
Co-Chief Executive Officer

CARLOS ALBERINI
President and Chief Operating Officer

ROBERT DAVIS
President and Chief Operating Officer
of St. John (retired)

BRYAN ISAACS
Partner, International Corporate Services,
KPMG LLP (retired)

ALICE KANE
President, American General Fund Group

HOWARD SOCOL
Chairman, Chief Executive Officer and
President of Barneys New York, Inc.

CORPORATE OFFICERS

MAURICE MARCIANO
Co-Chairman of the Board and
Co-Chief Executive Officer

PAUL MARCIANO
Co-Chairman of the Board and
Co-Chief Executive Officer

ARMAND MARCIANO
Senior Executive Vice President
and Assistant Secretary

CARLOS ALBERINI
President and Chief Operating Officer

FREDERICK G. SILNY
Senior Vice President and
Chief Financial Officer

CORPORATE INFORMATION

GUESS?, INC.
1444 South Alameda Street
Los Angeles, California 90021
Telephone: (213) 765-3100
www.guess.com

TRANSFER AGENT AND REGISTRAR
EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010
Telephone: (877) 282-1168
For the hearing impaired
(800) 952-9245 (tty/tdd)
Fax: (781) 828-8813
www.equiserve.com

AUDITORS
KPMG LLP
Los Angeles, California

SEC FORM 10-K
Shareholders may obtain, free of charge, a copy of Form 10-K by making a written request to the Investor Relations Department of GUESS?, Inc.

INVESTOR RELATIONS
Shareholders of record receive an Annual Report and proxy material. In addition, shareholders may request receipt of quarterly reports. If you have any questions or require additional information, please contact:

Investor Relations
GUESS?, Inc.
1444 South Alameda Street
Los Angeles, California 90021
Telephone: (213) 765-5578
Fax: (213) 765-5927

MARKET INFORMATION

The Company's Common Stock is listed on the New York Stock Exchange under the symbol "GES". The following table sets forth, for the quarterly periods indicated, the high and low closing prices per share:

	2001	
	High	Low
1st Quarter	$ 8.00	$ 4.81
2nd Quarter	$ 8.62	$ 4.96
3rd Quarter	$ 8.75	$ 5.90
4th Quarter	$ 8.60	$ 5.30

	2000	
	High	Low
1st Quarter	$ 33.00	$ 18.63
2nd Quarter	$ 32.44	$ 11.13
3rd Quarter	$ 23.13	$ 9.25
4th Quarter	$ 11.50	$ 3.50

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1. the quality present in a person or a thing that gives intense aesthetic pleasure or deep satisfaction to the mind or the senses.




BY SOMEONE




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GUESS?, Inc.
1444 South Alameda Street
Los Angeles, CA 90021
213.765.3100

GUESS.com


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